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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-30294

                               DIALOG GROUP, INC.
                -------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

          Delaware                                      87-0394290
-------------------------------          ---------------------------------------
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
Incorporation or Organization)

Twelfth Floor, 257 Park Avenue South, New York, New York                10010
--------------------------------------------------------             -----------
(Address of Principal Executive Offices)                             (Zip Code)

      212.254.1917
---------------------------
(Issuer's Telephone Number)


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             [ ]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
                        [ ]Form 10-Q and [X] Form 10-QSB

                         For Period Ended: June 30, 2003

                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Money Market Fund Rule 30b3-1 Filing

                      For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: N/A


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Part I. Registrant Information.

The Registrant is Dialog Group, Inc. (the "Company") and has an address at Twelfth Floor, 257 Park Avenue South, New York, New York 10010.


Part II. Rules 12b-25 (b) and (c)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

The Company's Form 10-QSB for the quarter ended June 30, 2003 could not be filed within the prescribed period because the Company was unable to completely and accurately value the assets and liabilities arising from the acquisition of a new subsidiary and the assets (subject to certain liabilities) of another entity acquired during the period. This information is necessary to assure an accurate report on the internal financial aspects of the Company. This problem could not have been eliminated by the registrant without unreasonable effort or expense.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification:
Peter DeCrescenzo 212.254.1913

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof? [X] Yes [ ] No


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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's consolidated revenue (proforma) increased over 13% during the second quarter as compared with the same period in 2002. The Company's consolidated net loss (proforma) for the quarter was reduced to about $(555,000) from about $(2,245,000) during the quarter ended June 30, 2002. The Company's consolidated revenue (proforma) increased over 8% during the first half of this year as compared with the same period in 2002. The Company's consolidated net loss (proforma) for the first six months was reduced to about $(1,163,000) from about $(3,124,000) during the half year ended June 30, 2002.

         In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has caused this notification on Form 12b-25 to be signed in its behalf by the undersigned thereunto duly authorized on the 14th day of August 2003.

                                              DIALOG GROUP, INC.


                                              By:    /s/ Peter DeCrescenzo
                                                  ---------------------------
                                                  Peter DeCrescenzo, President